UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

B. Riley Principal Merger Corp. III

(Offeror)

A Wholly Owned Subsidiary of

B. RILEY FINANCIAL, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Bryant R. Riley
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 91206
(310) 966-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
(310) 712-6603

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,442,293	$3,867

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by multiplying (a) $3.25, the tender offer price, by (b) the sum of (i) 7,605,754 shares of common stock, par value $0.02 per share (“Common Stock”) of National Holdings Corporation, a Delaware corporation (“NHLD”), which represents the difference between 13,765,304 shares of Common Stock issued and outstanding less 6,159,550 shares of Common Stock owned by B. Riley Financial, Inc. and its subsidiaries as of the date hereof, (ii) 997,708, the number of shares of Common Stock underlying NHLD restricted stock units and (iii) 2,301,859, the number of shares of Common Stock underlying NHLD performance restricted stock units. This calculation excludes shares of Common Stock subject to outstanding options to purchase Common Stock and outstanding warrants exercisable into shares of Common Stock because such options and warrants have an exercise price equal to or greater than the tender offer price. The foregoing figures regarding NHLD shares have been provided by NHLD to the offeror and are as of January 26, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,867	Filing Party: B. Riley Financial, Inc. B. Riley Principal Merger Corp. III
Form or Registration No.: Schedule TO	Date Filed: January 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☒	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed by B. Riley Financial, Inc., a Delaware corporation (“BRF”), and B. Riley Principal Merger Corp. III, a Delaware corporation and a wholly owned subsidiary of BRF (“Merger Sub”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (together with any subsequent amendments and supplements thereto, including this Amendment No. 2, the “Schedule TO”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, of National Holdings Corporation, a Delaware corporation (“NHLD”), owned by stockholders other than BRF and BRF’s subsidiaries (the “Shares”), at a price of $3.25 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the Letter of Transmittal, including the schedules and annexes thereto, is hereby incorporated by reference in answer to all items in the Schedule TO, and is amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under “The Tender Offer—Certain Legal Matters; Regulatory Approvals—Litigation” is hereby amended and restated as follows:

“On February 8, 2021, Jonathan Raul, a purported stockholder of NHLD, filed a lawsuit against NHLD, the current members of the NHLD Board and former director Nassos Michas in the United States District Court for the Southern District of New York, captioned Raul v. National Holdings Corporation et al., Case No. 1:21-cv-01103 (the “Raul Complaint”). The Raul Complaint alleges that NHLD and its directors violated Section 14(d)(4), Section 14(e) and Section 20(a) of the Exchange Act by filing an incomplete and materially misleading Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on January 27, 2021 (the “Schedule 14D-9”). The Raul Complaint seeks, among other things, (1) injunctive relief preliminarily and permanently enjoining NHLD and the NHLD Board and all persons acting in concert with them from proceeding with or consummating the Offer and the Merger, (2) injunctive relief directing NHLD and the NHLD Board to disseminate an amendment to the Schedule 14D-9 that does not contain alleged untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (3) damages and (4) an award of costs incurred by plaintiff in bringing the lawsuit, including attorneys’ and experts’ fees. Defendants believe the complaint is without merit.

On February 9, 2021, William Johnson, a purported stockholder of NHLD, filed a lawsuit against NHLD and the members of the NHLD Board (other than Daniel Hume), BRF and Purchaser in the United States District Court for the District of Delaware, captioned Johnson v. National Holdings Corporation et al., Case No. 1:21-cv-00176-UNA (the “Johnson Complaint”). The Johnson Complaint alleges that NHLD, certain members of the NHLD Board, BRF and Purchaser violated Section 14(d), 14(e) and Section 20 of the Exchange Act by filing the Schedule 14D-9, which plaintiff alleges omits material information regarding the Offer and the Merger rendering the Schedule 14D-9 false and misleading. The Johnson Complaint seeks, among other things, (1) injunctive relief enjoining the defendants and all persons acting in concert with them from proceeding with or consummating the Offer and the Merger, (2) rescindment and setting aside of the Offer and Merger if consummated, or an award of rescissory damages, (3) injunctive relief directing certain members of the NHLD Board to file a corrected Solicitation/Recommendation Statement on Schedule 14D-9, (4) a declaratory judgment that the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder and (5) an award of costs incurred by plaintiff in bringing the lawsuit, including attorneys’ and experts’ fees. Defendants believe the complaint is without merit.

On February 9, 2021, outside counsel to NHLD and BRF received a demand letter from counsel to James Parshall, a purported stockholder of NHLD, alleging that the Schedule 14D-9 misrepresents or omits material information that is necessary for NHLD’s stockholders to make an informed decision whether to tender their Shares in the Offer, or to seek appraisal. The letter demands that NHLD provide corrective disclosures sufficiently in advance of the expiration of the Offer. BRF believes the assertions made in the demand letter are without merit.

On February 10, 2021, Richard Frank, a purported stockholder of NHLD, sent to the NHLD Board a books and records demand pursuant to Section 220 of the DGCL in connection with such stockholder’s investigation of, among other things, (i) the independence and disinterestedness of the NHLD Board and Special Committee in connection with the negotiation of the Merger Agreement, (ii) any potential breaches of fiduciary duty by certain members of the NHLD Board or management of NHLD, and (iii) the value of such stockholder’s Shares. NHLD is reviewing the scope and appropriateness of this books and records request and expects to respond to the purported stockholder as required under Section 220 of the DGCL.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. Riley Principal Merger Corp. III

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

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